NY Lithium Iron Phosphate Battery Storage

Regulation Crowdfunding Form C
Offering Statement

Issuer: Adaptive Infrastructure Inc.

Type of Security: Fixed-Interest Promissory Note (Equipment Loan)
Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer.

Target Offering Amount: $700,000
Maximum Offering Amount: $850,000
Payment Terms: Quarterly interest payments; principal due at maturity

Interest Rate: 10% per annum (fixed)
Term: 24 months from the Final Closing Date

Minimum Investment: $10
Incremental Investment Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. Investments made pursuant to Regulation Crowdfunding are subject to limitations on resale and may only be transferred under limited circumstances as permitted by applicable law.

Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer and will not hold separate promissory notes. The timing of interest accrual and payments may vary depending on the timing of the Closing and each Investor's Funding Date, including the potential for an initial stub interest period.

Payments to Investors may be delayed, reduced, or restricted because scheduled payments are expected to be made from the Payment Reserve Account, which must be funded and maintained by the Issuer, and because payment obligations remain subject to the payment priorities, reserve requirements, and other terms described in this Form C. These limitations are described in this Form C and the related exhibits.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of this Form C or the exhibits attached hereto.

These securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements.

Statements regarding repayment timing and loan performance assume that the Issuer will maintain the Payment Reserve Account at required levels, comply with applicable payment priorities, and satisfy its other obligations under the Offering. Actual results may differ if the Issuer fails to maintain required reserves, if available cash is insufficient, or if payments are deferred, reduced, or restricted. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights and should not expect to be able to resell their securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing.

Investors should also note that funds disbursed in error in violation of Regulation Crowdfunding, including where investor cancellations are not properly honored, may be subject to a mandatory clawback. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer may be obligated to return those funds in full to an escrow or administrative account designated by Climatize Earth Securities LLC. This clawback obligation shall survive repayment of the Note and shall not be subject to setoff, withholding, or delay.

Updates

Updates regarding the Offering, including funding progress, Offering status, and any material developments or changes, will be posted on the Offering Page on the Climatize platform at https://climatize.earth (the "Offering Page") and, where required by applicable law, communicated to Investors by electronic notice. Such updates may include notice that the Target Offering Amount has been met, notice of any revised or accelerated Closing deadline, notice of any material change to the Offering, and other updates required under Regulation Crowdfunding.

In the event of a material change to the Offering prior to Closing, the Issuer will amend this Form C as required by applicable law, and Investors will be provided any required notice and opportunity to reconfirm their investment commitment within the applicable period. If an Investor does not reconfirm as required following a material change, that Investor's commitment will be cancelled and the committed funds will be returned in accordance with applicable law.

About this Form C

This Offering is being conducted through Climatize Earth Securities LLC ("Climatize"), in its capacity as a registered funding portal intermediary. Information about the Issuer is provided in this Form C and on the offering page maintained by Climatize for this Offering (the "Offering Page"). Material documents relating to the Offering, including the Promissory Note, the Term Sheet, and other applicable exhibits to this Form C, are attached hereto or otherwise made available on the Offering Page and may be updated from time to time in accordance with applicable law and are incorporated herein by reference.

In addition to its role as intermediary, Climatize may also serve in a ministerial and administrative capacity on behalf of Investors to the extent described in this Form C and the related exhibits. Climatize does not act as an investment adviser, fiduciary, or discretionary representative of Investors.

Investors should rely only on the information contained in this Form C and the exhibits attached hereto when considering an investment. The Issuer has not authorized any person to provide any information or make any representation other than as contained in this Form C and the attached exhibits. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained in this Form C is believed to be accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements contained in this Form C regarding the contents of any agreement or other document are summaries only and may not be complete. Such statements are qualified in their entirety by reference to the full text of the applicable agreements and documents attached as exhibits or otherwise made available as part of this Offering.

Upon purchase of Securities in this Offering, Investors will be bound by the terms of the Securities and the other agreements applicable to the Offering, including provisions relating to payment mechanics, reserve requirements, amendment procedures, and any applicable collateral, pledge, subordination, or account control arrangements, in each case as described in this Form C and the attached exhibits.

The Issuer will provide Investors the opportunity to ask questions of and receive answers from the Issuer's management concerning the terms and conditions of the Offering, the Issuer, and other relevant matters, and to obtain any additional information to the extent required by applicable law before the sale of Securities is consummated. This Form C does not purport to contain all information that a prospective Investor may consider material in evaluating the Offering, and each prospective Investor should conduct its own independent review of the Issuer and the Offering. The statements of the Issuer contained herein are based on information believed by the Issuer to be reliable; however, no representation or warranty is made as to the accuracy or completeness of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not undertake to update or otherwise revise this Form C or other materials supplied herewith except as required by applicable law, including Regulation Crowdfunding. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted solely in connection with the Offering described herein and may not be reproduced or used for any other purpose except as permitted by law. Restrictions on transferability and resale are described elsewhere in this Form C.

Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in Regulation Crowdfunding, in this Form C, the attached exhibits, or common financial usage, as applicable.

Attestations

Eligibility for Filing Form C

Adaptive Infrastructure Inc. (the "Issuer"), with its principal place of business at 19400 Buckingham Way, Germantown, Maryland, 20874, and website at https://www.adaptiveinfrastructurepartners.com/, hereby certifies, represents, and attests that the following statements are true and correct in all material respects in connection with this Offering:

1. The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940 and is not otherwise ineligible to rely on Regulation Crowdfunding on that basis.
4. The Issuer is not ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act of 1933 as a result of any disqualification specified in Rule 503(a) of Regulation Crowdfunding.
5. The Issuer has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement, or for such a shorter period during which the Issuer was required to file such reports.
6. The Issuer is not a development stage company that either (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
7. The Issuer is not otherwise disqualified from relying on Regulation Crowdfunding or prohibited from conducting this Offering under applicable federal securities laws.

Issuer Attestation Regarding Form C

The Issuer certifies and attests that, to the best of its knowledge after reasonable inquiry, the information contained in this Form C and the attached exhibits is true, accurate, and complete in all material respects as of the date of this attestation and does not omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

The Issuer acknowledges that Climatize Earth Securities LLC serves as the registered funding portal intermediary for this Offering and may also serve in a ministerial and administrative capacity on behalf of Investors to the extent set forth in this Form C and the attached exhibits.

This attestation is made with the understanding that it may be relied upon by Climatize and other relevant parties for legal, regulatory, compliance, and administrative purposes in connection with this Offering. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false statement, material misstatement, or material omission may result in legal consequences under applicable law.

Pursuant to Section 4(a)(6) and Section 4A of the Securities Act of 1933, as amended, and Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it satisfies the applicable requirements for filing this Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Adaptive Infrastructure Inc.

By: Morris Cox
Name: Morris Cox
Title: Chief Executive Officer
Date: May 21, 2026

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment opportunity relates to Adaptive Infrastructure Inc. (the "Issuer"). The Issuer is seeking financing through a Regulation Crowdfunding offering of a fixed-interest promissory note for capital financing and general corporate purposes. This Offering is intended to support the Issuer's general operating liquidity and business activities, as described in this Form C.

About the Issuer

Adaptive Infrastructure Inc. is a clean energy development company focused on building resilient infrastructure that supports the transition to a low-carbon grid. Adaptive develops, finances, and operates distributed energy storage projects that provide reliable power where it is most needed. By advancing energy storage systems, Adaptive supports utilities and communities in addressing grid congestion, ensuring energy reliability, and enabling greater integration of renewable energy.

Adaptive is the sponsor and guarantor of the NY Lithium Iron Phosphate Battery Storage project. The company brings together expertise in project finance, engineering, and energy market operations to deliver solutions that align with utility requirements and community needs. Adaptive's business model is centered on creating long-term value by progressing projects from early development through financing and construction, securing revenue contracts, and delivering operational assets.

About the Offering

The Offering is designed to provide capital financing and general operating liquidity to support the Issuer's business operations. Net proceeds may be used for operating expenses, personnel costs, reserve funding, and other expenditures reasonably necessary to support the Issuer's business, as described in this Form C. This Offering is intended to support the Issuer's business as a whole and should not be viewed as financing tied exclusively to a single asset, contract, or project unless expressly stated otherwise elsewhere in this Form C.

New Krumkill is Adaptive's flagship project: a 4.5 MW / 15.0 MWh lithium iron phosphate battery storage system in Albany, New York, contracted with National Grid under a Non-Wires Alternative (NWA) award. The project will inject power onto a constrained distribution feeder during peak demand periods, helping defer traditional grid investment that National Grid would otherwise need to make on its own system.

Unlike most interconnection projects, where developers seek to add new resources onto a constrained feeder and may face a more adversarial process, New Krumkill exists because National Grid itself ran a competitive procurement to find this solution. National Grid's engineering team identified the need, selected Adaptive's project, and signed a long-term Firm Service Agreement (FSA). The utility's commercial and engineering teams are aligned around bringing the project online.

This is Adaptive's third offering on Climatize for the New Krumkill Battery Storage project. The first offering supported early pre-development activities needed to move the project forward. The second offering provided equipment financing for key long-lead electrical components, including EPC Power CAB1000 inverters with custom snow hoods, a 10-year warranty, and related shipping and storage costs through Notice to Proceed.

This third offering is structured similarly to the second equipment loan, but with a more targeted use of funds. Proceeds from this offering will primarily support the purchase of lithium iron phosphate battery equipment for the New Krumkill project. These batteries are a core component of the system, enabling the project to store energy and discharge power onto the local grid during periods of peak demand.

By funding critical battery equipment ahead of Notice to Proceed, this offering helps Adaptive continue advancing New Krumkill toward construction readiness and supports a utility-selected solution designed to strengthen local grid reliability.

Project Specifications

Capacity	4.5 MW / 15.0 MWh	Offtake counterparty	National Grid New York
Battery OEM	HiTHIUM (LFP chemistry)	Award type	Non-Wires Alternative (NWA)
Inverters	EPC Power CAB1000	Service start	Targeting 2026 COD
Transformer	Eaton 5 MVA medium-voltage	Equipment status	Cleared FAT; ready to ship
EMS / Controls	Stem PowerTrack	Engineer of Record	Cleantech Industry Resources
Location	Albany, NY industrial host site	EPC contractor	Solar Liberty (Buffalo, NY)

Industrial Host Co-Location

The project is being sited at an industrial host parcel within National Grid's Constraint Management Zone. The host site is part of a clean-energy industrial cluster that includes an on-site green hydrogen fuel-cell manufacturing facility operated by a publicly traded clean-energy company. The cluster setting offers several real advantages over the project's prior residential-area siting:

- Industrial zoning. Battery storage is a natural fit for an existing industrial parcel — simplified permitting, fewer community engagement risks, and consistent neighboring land uses.
- Aligned host. The industrial host has its own clean-energy operations and welcomes complementary infrastructure on the property.
- Future optionality. The siting opens the door to potential future arrangements such as serving retail load behind the meter (after NWA performance is established) or integrating co-located generation — incremental revenue opportunities beyond the NWA contract.

Technology Partners

- HiTHIUM supplies the three battery containers using lithium iron phosphate (LFP) chemistry — the most thermally stable lithium-ion chemistry commercially available, with no cobalt or nickel. HiTHIUM containers are deployed across utility-scale and grid-reliability projects in the United States.
- EPC Power supplies the CAB1000 inverters — U.S.-manufactured utility-grade power conversion equipment widely deployed in distribution-connected storage applications.
- Eaton supplies the 5 MVA medium-voltage transformer for the project's interconnection to National Grid's 13.2 kV distribution system.
- Stem (NYSE: STEM) provides the PowerTrack Energy Management System and 24/7 Remote Operations Center monitoring. Stem manages a large U.S. portfolio of front-of-the-meter and

behind-the-meter storage assets and has deep experience with National Grid SCADA dispatch interfaces.
- Cleantech Industry Resources is the Engineer of Record, and Solar Liberty (Buffalo, NY) is the EPC contractor delivering construction.

Project Status & Path to Operation

- FSA executed. Firm Service Agreement signed with National Grid New York establishing the long-term NWA offtake.
- Equipment manufactured and accepted. All three HiTHIUM battery containers have completed Factory Acceptance Testing. Inverters and balance-of-plant equipment have been ordered or delivered.
- Engineering complete. Project design is at the construction-ready stage with the Engineer of Record.
- Interconnection in process. Coordinated Electric System Interconnection Review (CESIR) is underway with National Grid.
- Two Climatize raises completed. $124k for development and $500k for equipment were raised in two prior Climatize offerings, both successfully closed.

The Battery-Release Catalyst.
The single largest gating item before construction is the Factory Acceptance Testing payment owed to HiTHIUM, which releases the battery containers for shipment to the project site.

The Offering

Purpose of the Offering

The Issuer is conducting this Offering to raise capital through a Regulation Crowdfunding offering of a fixed-interest promissory note for capital financing and general corporate purposes. The Offering is intended to provide operating liquidity to support the Issuer's business, including ordinary-course operating expenses, personnel costs, reserve funding, and other expenditures reasonably necessary to support the Issuer's operations, as more fully described in this Form.

Offering Amounts

The Issuer is seeking to raise a minimum of $700,000 (the "Target Offering Amount") and up to $850,000 (the "Maximum Offering Amount") in gross proceeds in this Offering.

No funds will be disbursed to the Issuer unless and until the Target Offering Amount has been achieved and all applicable conditions to release of funds under Regulation Crowdfunding have been satisfied, including expiration of any applicable cancellation period. No Closing will occur earlier than twenty-one (21) days following the date on which the Offering is first made publicly available on the funding portal. The Offering is expected to be consummated in a single Closing. If expressly determined by the Issuer and disclosed in this Form C, multiple closings may be permitted and conducted in accordance with applicable law.

The Offering will remain open until the earlier of (i) the Closing of the Offering, (ii) the date the Maximum Offering Amount is reached, or (iii) the expiration of the Offering period permitted under applicable law and platform procedures. If the Target Offering Amount is not achieved within the permitted Offering period, the Offering will terminate and investor funds will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow arrangements. Upon reaching the Maximum Offering Amount, no additional subscriptions will be accepted.

Use of Proceeds

Estimated net proceeds will depend on the total amount raised and will reflect deductions for applicable fees, expenses, and required reserve funding, including origination fees, servicing fees, third-party costs, and funding of the Payment Reserve Account, each as described in this Form C and in the table below:

Item	Target Offering Amnt	Maximum Offering Amnt
Gross Proceeds	$700,000	$850,000
Origination Fee (5.50%, subject to applicable reductions)	$38,500.00	$46,750.00
Servicing Fee (0.50% annually, as applicable)	$7,000.00	$8,500.00
Payment Reserve Account Funding	$17,500.00	$21,250.00

Use of Net Proceeds: Business Operations

Equipment Loan.

Use of Net Proceeds: Professional Fees and Operating Expenses

A portion of the gross proceeds of the Offering will be used to pay fees and expenses associated with the Offering, including applicable origination fees, servicing fees, escrow and filing expenses, legal and accounting fees, compliance costs, and other third-party expenses, as described in this Form C. In addition, routine expenses of the Issuer, such as legal, accounting, insurance, banking, and other general administrative costs, may be paid from the Issuer's operating funds and, to the extent disclosed in this Form C, from net proceeds of the Offering.

Payment Reserve Account

At Closing, a portion of the Offering proceeds is expected to be retained to fund the Payment Reserve Account in the amount described in this Form C. Scheduled payments to Investors are expected to be made from the Payment Reserve Account, and the Issuer will be required to replenish that account to required minimum following scheduled payments.

Investor funds are expected to be held initially in escrow with a qualified third-party financial institution. Upon Closing and satisfaction of applicable release conditions, funds are expected to be transferred to a custody or controlled account, from which applicable fees and expenses may be deducted, net proceeds may be transferred to the Issuer, and required amounts may be retained to fund the Payment Reserve Account.

Financing Terms

The Securities offered hereby consist of a fixed-interest promissory note in which Investors acquire pro rata participation interests. The Note bears interest at a fixed annual rate of 10% per annum, calculated on a simple, non-compounding basis using an Actual/365 day-count convention, and is expected to have a term of 24 months from the Final Closing Date. All participation interests are expected to share a common maturity date regardless of Funding Date.

Interest is expected to be paid quarterly in arrears. Payments are expected to be substantially equal in amount after any initial stub interest period; however, the actual amount of interest accrued may vary based on the timing of the Closing, the applicable Funding Date, and the actual number of days in each accrual period. For each Investor, interest from that Investor's Funding Date through the end of the first applicable accrual period will constitute an initial stub interest period.

Origination fees, servicing fees, third-party costs, and Payment Reserve Account funding requirements will reduce the net proceeds available to the Issuer. Additional fees or expenses may apply as disclosed in this Form C and the Offering Materials.

Directors, Officers, and Employees

The following individuals currently serve as directors and/or executive officers of the Issuer. To the extent applicable, directors also serve on the Issuer's governing board.

Morris Cox

Employer: Adaptive Infrastructure Inc.

Principal Occupation: Founder, Adaptive Infrastructure Inc.
Dates of Service: October 2022 – Present

Employer's Principal Business: Battery Energy Storage and Renewable Infrastructure Development
Responsibilities: Leads development of distributed battery energy storage systems across the U.S., including a 200 MW portfolio in Texas. Oversees strategy, project development, and financing activities.

Employer: Octopus Renewables (London, UK)

Principal Business: Renewable energy investment and asset management
Title: Senior Associate
Dates of Service: December 2021 – September 2022
Responsibilities: Managed and originated renewable energy investments across Europe, supporting one of the largest portfolios of solar and onshore wind assets. Worked with a 70+ person team managing over 250 generating companies and £250m+ in revenue.

Employer: Natixis CIB Americas (New York, NY)

Principal Business: Debt capital markets and infrastructure finance
Title: Vice President, Origination & Structuring – Infrastructure
Dates of Service: July 2018 – December 2021
Responsibilities: Structured and arranged debt financings for infrastructure and energy projects across North and Latin America. Advised sponsors include Engie, Tokyo Gas, Cheniere Energy, and EIG Global Energy Partners. Supported utility-scale solar, wind, and natural gas pipeline financings.

Employer: BlocPower (New York, NY)

Principal Business: Clean energy retrofits and distributed energy projects
Title: Chief Investment Officer
Dates of Service: January 2013 – June 2018
Responsibilities: Oversaw capital raising and project financing for clean energy retrofits and microgrids in multifamily and commercial buildings across the U.S. Structured equity and debt investments, secured third-party project financing, and managed investor relations. Projects included a $10m Bronx Healthy Buildings Fund, a $50m NYC community microgrid with solar and battery storage, and financing for 300+ individual retrofit projects statewide.

Employer: Lightview Capital (New York, NY)

Principal Business: Private equity investment in business services and technology sectors
Title: Associate
Dates of Service: January 2013 – February 2014
Responsibilities: Conducted investment screening, due diligence, and financial modeling for

middle-market acquisition opportunities. Supported management teams with post-acquisition growth planning and structured financing.

Principal Security Holders

Name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of twenty (20) percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Morris Cox is the sole owner of Adaptive Infrastructure Inc. and holds 100% of the voting power.

Current Employees

As of the date of this Form C, the issuer currently has zero (0) full-time employees.

Terms of the Offering

Summary

You are purchasing a fixed-interest promissory note in which Investors acquire pro rata participation interests in a single promissory note issued by the Issuer (the "Offering"). The following sets forth the material terms of the Offering and the Securities being offered.

Security

Instrument	Fixed-Interest Promissory Note (capital financing)
Structure	Investors acquire pro rata participation interests in a single promissory note issued by the Issuer. Each participation represents a pro rata interest in the Issuer's obligations under the Note.
Target Offering Amount	$700,000
Maximum Offering Amount	$850,000
Interest Rate	10% per annum (fixed)
Offering Period	The Offering will launch on 05/21/2026 and, unless closed earlier in accordance with the terms of this Form C, will expire at 11:59pm Eastern Time on that date that is ninety (90) days after the launch.
Closing Structure	This Offering will be consummated in a single Closing. Although Regulation Crowdfunding may permit multiple closings in certain circumstances, this Offering is structured to close once in accordance with platform procedures and the terms of this Form C.
Term	24 months from the Final Closing Date. All participation interests share a common maturity date regardless of Funding Date.
Minimum Investment	The minimum investment for this Offering is $10. Additional investments may be made in increments of $1.

Closing Mechanics and Funding

No Closing will occur earlier than twenty-one (21) days following the date on which the Offering is first made publicly available on the funding portal. Upon reaching the Maximum Offering Amount, no additional subscriptions will be accepted and the Offering will terminate.

Following satisfaction of the Target Offering Amount and expiration of the applicable cancellation period, the Issuer will have the right, in its sole discretion, to close the Offering at any time prior to expiration of the Offering period. No funds will be disbursed to the Issuer unless and until the Target Offering Amount has been achieved and all applicable conditions to release of funds under Regulation Crowdfunding have been satisfied, including expiration of any applicable cancellation period. If the Target Offering Amount is not achieved within the permitted Offering period, the Offering will terminate and investor funds will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow arrangements.

Investor funds will initially be held in escrow with a qualified third-party financial institution. Upon Closing and satisfaction of applicable release conditions, funds will be transferred to a custody or controlled account. From that account, applicable fees and expenses will be deducted, net proceeds will be transferred to the Issuer, and required amounts will be retained to fund the Payment Reserve Account. The custody or controlled account, or a designated portion thereof, will serve as the Payment Reserve Account.

Interest and Repayment Terms

The Note provides for interest-only payments during the term, with the principal balance due at maturity. The Note bears interest at a fixed annual rate of 10% per annum on a simple, non-compounding basis. Interest accrues on each Investor's participation amount beginning on such Investor's Funding Date and is calculated using an Actual/365 day-count convention.

Interest is payable quarterly in arrears. The Issuer is expected to make four (4) scheduled interest payments per year, each occurring on a calendar quarter payment date. Schedule quarterly payments are structured to be substantially equal in amount; however, the actual amount of accrued interest may vary based on the timing of the Closing, the applicable Funding Date, and the number of days in each accrual period.

For each Investor, interest for the period from such Investor's Funding Date through the end of the first applicable accrual period (the "Initial Stub Period") will be calculated on the actual number of days elapsed. Any difference between total interest accrued and aggregate scheduled interest payments made during the term will be reconciled and paid on the maturity date or earlier upon prepayment.

Repayment and Prepayment

All outstanding principal, together with accrued and unpaid interest, will be due and payable on the maturity date.

The Note may be prepaid, in whole or in part, at any time prior to maturity without premium or penalty, provided that any such prepayment occurs on a scheduled interest payment date and includes all accrued and unpaid interest through the date of prepayment. The Issuer must provide at least fifteen (15) business days' prior written notice of any voluntary prepayment. For purposes of calculating accrued interest in connection with any prepayment, interest may be determined separately for each Investor based on such Investor's participation amount and Funding Date, if applicable.

Payment Reserve Account

A Payment Reserve Account will be established in connection with the Offering and funded at Closing.

The minimum reserve amount is expected to equal scheduled quarterly interest payment obligation(s) under the Note, as reflected in this Form C.

Scheduled payments to Investors are expected to be made from the Payment Reserve Account.

The Issuer will replenish the Payment Reserve Account to required minimum levels following the scheduled payments and within the period specified in the terms of the Offering.

The Payment Reserve Account will be held at a qualified third-party financial institution identified in this Form C.

No deposit account control agreement, sweep instruction, or similar pre-authorized payment mechanism is contemplated as of the date of this Offering unless expressly disclosed in this Form C. If such arrangements are disclosed for a particular Offering, they may provide for the application of funds held in the Payment Reserve Account to satisfy payment obligations, including upon an Event of Default.

Use of Proceeds Restrictions

Net proceeds of the Offering are expected to be used for capital financing and general corporate purposes, including operating expenses, personnel costs, reserve funding, and other expenditures reasonably necessary to support the Issuer's business, as described in this Form C.

Unless otherwise disclosed in this Form C, proceeds may not be used for dividends, equity distributions, speculative investments, repayment of unrelated indebtedness, or insider or affiliate obligations outside the ordinary scope of the Issuer's disclosed business.

Fees and Expenses

Origination fees, servicing fees, third-party expenses, and Payment Reserve Account funding requirements will reduce the net proceeds available to the Issuer.

The Issuer is responsible for one-time fees, origination fees, servicing fees, and third-party expenses associated with the Offering, including platform, escrow, regulatory, filing, legal, accounting, compliance, and other administrative costs.

Origination fees are expected to equal 5.50% of gross proceeds, subject to any disclosed reductions expressly disclosed in this Form C.

Servicing fees are expected to equal 0.50% per annum of gross proceeds.

Additional third-party fees and expenses may apply as disclosed in this Form C.

If the Offering is cancelled, the Issuer may remain responsible for incurred third-party costs and any applicable cancellation or break fees disclosed in this Form C.

Payment Waterfall

Payments by the Issuer in respect of the Note, including amounts held in or disbursed from the Payment Reserve Account, will be applied in the following order of priority:

1. Payment of platform fees and servicing fees.
2. Payment of third-party administrative and servicing costs.
3. Payment of accrued and unpaid interest to Investors on a pro rata basis in accordance with their respective participation interests.
4. Payment of principal to Investors on a pro rata basis in accordance with their respective participation interests.
5. Replenishment of the Payment Reserve Account to required levels.
6. Any remaining amounts to the Issuer, subject to the absence of an Event of Default.

Collateral and Priority

The Notes are intended to be secured obligations of the Issuer. The Issuer will grant a security interest in, and lien on, substantially all of the Issuer's right, title, and interest in the following collateral, in each case to the extent owned by the Issuer and to the extent pledgeable and assignable:

(i) all equipment and other tangible personal property purchased with Offering proceeds (including battery containers, power conversion system equipment, transformer, and related balance-of-system components), together with all replacements, substitutions, accessions, warranties, and proceeds thereof;

(ii) interconnection-related rights and refundable deposits and fees;

(iii) material project contracts and contractual rights (including site control agreements and any revenue or services agreements), and claims and proceeds thereunder;

(iv) permits, entitlements, and incentive-related rights and receivables, and proceeds thereof, to the extent permitted by applicable law;

(v) a pledge of the equity interests in the Issuer; and

(vi) the Payment Reserve Account (if established) and funds on deposit therein, together with related deposit account control arrangements. The Notes are expected to function as a bridge that is repaid or refinanced through proceeds of project financing and incentive monetization, and the Offering materials will describe the anticipated capital stack and relative ranking among financing layers.

Investor rights to collateral may be subordinated in the future in connection with senior construction or term financing pursuant to a subordination or intercreditor agreement; any such arrangement may limit enforcement rights while senior debt is outstanding.

Investors should not assume that repayment is guaranteed or fully secured.

Subordination

The Note is not currently subordinated to any existing indebtedness unless this Form C expressly states otherwise.

However, the Note may be subordinate to future senior indebtedness of the Issuer, including construction financing, equipment financing, tax equity financing, warehouse facilities, or other institutional financing arrangements customary for the Issuer's business, if disclosed in this Form C. Any such subordination may affect payment priority and recovery by Investors.

Covenants and Ongoing Obligations

The Issuer shall comply with affirmative covenants customary for a financing of this type, including maintaining its operations in commercially reasonable condition, maintaining adequate books and records and internal controls, complying with applicable laws and regulations, and maintaining the Payment Reserve Account as required.

The Issuer may also be required to provide periodic financial information and notice of material developments to the extent required by applicable law and the terms of the Offering.

The Issuer shall maintain insurance coverage customary for its business and operations.

Change of Control

Upon a Change of Control, all outstanding principal and accrued and unpaid interest under the Note shall become immediately due and payable without prepayment penalty.

For purposes of this Offering, "Change of Control" means any of the following:

- the sale, transfer, or other disposition of all or substantially all of the Issuer's assets or equity;
- a change in ownership of more than fifty percent (50%) of the voting power of the Issuer; or
- any merger, consolidation, or reorganization in which the persons or entities that controlled the Issuer immediately prior to such transaction do not retain at least fifty percent (50%) of the voting power of the resulting entity.

Events of Default

Event of Default may include, without limitation:

- failure to pay any amount when due;
- failure to maintain required reserves;
- breach of material obligations, covenants, or representations;
- insolvency, bankruptcy, liquidation, or similar events;
- material misstatements or misleading statements in the Offering Materials;
- improper use of Offering proceeds; and
- other events materially impairing repayment.

The Issuer shall notify Investors of material adverse developments or defaults to the extent required by applicable law and the terms of the Offering.

Default Interest and Remedies

Upon the occurrence of an Event of Default, default interest may accrue on the outstanding principal balance at the default rate disclosed in this Form C.

Remedies include acceleration of the Note, enforcement of any applicable collateral or pledge rights, application of funds held in the Payment Reserve Account, exercise of rights under any disclosed account control arrangements, and other creditor remedies permitted under applicable law.

Climatize does not have discretionary authority to modify the Note or investor rights, but may execute or implement actions duly authorized by Investors or expressly provided for in the terms of the Offering.

Upon the occurrence of an Expected Default, or if the Issuer reasonably determines that an Event of Default is likely to occur, available funds shall be applied first to repayment of outstanding principal before any further interest payments are made to Investors. Any unpaid or deferred interest shall remain due and payable unless waived or modified in accordance with the Note and applicable Investor consent rights.

Description of Securities

The Securities offered are debt securities in the form of participation interests in a fixed-interest promissory note issued by the Issuer. Investors are creditors of the Issuer. Investors are not equity holders and do not receive equity upside, conversion rights, or governance rights except as expressly stated in this Form C.

Repayment depends on the Issuer's financial performance, available liquidity, compliance with the disclosed terms of the Offering, and the enforceability of the Issuer's obligations. Repayment is not guaranteed.

Voting, Consent, and Amendment Rights

Investors do not have general voting rights in the governance of the Issuer. However, following Closing, Investors have consent or approval rights with respect to certain amendments, waivers, restructurings, or other actions affecting the Note.

The following approval structure applies unless otherwise expressly stated in this Form C:

1. Majority approval applies to waivers of non-payment Events of Default, modifications to covenants or reporting obligations, amendments that do not materially and adversely affect core economic rights, and restructurings or workouts that do not alter core economic terms.
2. Supermajority approval applies to extensions of maturity, modifications to payment timing or structure, subordination of the Note to other indebtedness, material changes to Payment Reserve Account requirements, and restructurings affecting timing or priority of payments.
3. Unanimous approval applies to reductions in principal, reductions in interest rate, changes to pro rata sharing provisions, or amendments that disproportionately affect a subset of Investors relative to other Investors.

Climatize, in its ministerial and administrative capacity, will implement amendments or actions that have been duly approved by Investors, but does not have discretionary authority to approve amendments on behalf of Investors. Climatize may also correct clerical or typographical errors, administer payment calculations and distributions, deliver notices, and coordinate consent processes, as defined in this Form C. Consent of Investors may be obtained through electronic consent via the funding portal or designated platform, written consent, or deemed consent mechanisms to the extent permitted under applicable law and expressly disclosed in this Form C.

Any material amendment to the Offering prior to Closing will be made in accordance with Regulation Crowdfunding requirements, including any required amendment to this Form C and any required investor notice and reconfirmation opportunity. No amendment will be effective if it violates applicable law or modifies investor rights in a manner inconsistent with this Form C without required amendment and notice.

Transfer Restrictions Under Regulation Crowdfunding

The Securities may not be transferred by any purchaser during the one-year period beginning when the Securities were issued, unless transferred:

- to the Issuer;
- to an accredited investor;
- as part of an offering registered with the Commission;

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member, or in connection with the death or divorce of the purchaser or other similar circumstance; or
- as otherwise permitted by Regulation Crowdfunding or other applicable law.

After the expiration of the applicable restricted period, transfers remain subject to administrative procedures, recordkeeping requirements, and any consent or transfer conditions expressly disclosed in this Form C.

Valuation / Purchase Price

The Securities are issued at par value based on the amount invested by each Investor. The return to Investors is based on the stated fixed interest rate and the repayment terms disclosed in this Form C, and does not include any equity appreciation, conversion feature, or other participation in the Issuer's residual value except as expressly stated in this Form C.

Past Exempt Offerings

Equipment Loan for NY Battery Storage Project

Date of Offering: 2/13/2026
Exemption: Regulation Crowdfunding
Securities Offered: 500,000
Amounts Sold: $500,000
Use of Proceeds: Safe Harbor / NTP

Grid Reliability for New Albany

Date of Offering: 9/19/2025
Exemption: Regulation Crowdfunding
Securities Offered: 124,000
Amounts Sold: $124,000
Use of Proceeds: Pre-development

Financial Condition

Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

The financial statements of the Issuer were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and were audited by an independent accountant and are included in the Appendix.

Financial Milestones & Anticipated Revenues

Adaptive Infrastructure, Inc. is an early-stage developer focused on distributed battery energy storage projects. The Company did not report revenue in fiscal year 2024. In fiscal year 2025, Adaptive reported total revenue of $92,904, consisting of $81,590 from the New Krumkill project and $11,314 from the Lakeway project.

The Company reported a net loss of $78,500 in 2024 and a reduced net loss of $37,511 in 2025. The improvement in 2025 was primarily driven by the commencement of contract revenue from its development projects, partially offset by project costs, professional fees, selling, general and administrative expenses, travel expenses, interest expense, and loan fees.

Cash Flows

For 2024, Adaptive Infrastructure, Inc. reported net cash used in operating activities of $46,571 and ended the year with $357 of cash. For 2025, the Company reported net cash used in operating activities of $174,193 and ended the year with a bank overdraft of $1,390.

The Company's operating cash use in 2025 reflected continued project development activity, including increases in accounts receivable and amounts due from shareholders. Financing activities provided $172,446 in 2025, including $124,000 of debt proceeds, $45,000 from SAFE notes, and $3,446 of additional paid-in capital.

Liquidity and Capital Resources

Adaptive Infrastructure, Inc. has funded its operations primarily through shareholder support, equity contributions, SAFE financing, and Regulation Crowdfunding debt financing.

As of December 31, 2025, the Company reported total assets of $108,888 and total liabilities of $134,199, resulting in a total equity deficit of $25,311. The audited financial statements include a going concern disclosure noting that the Company has incurred recurring net losses and negative operating cash flows and remains dependent on external financing to fund its operating and development activities.

Management's plans to address these conditions include seeking additional equity or debt financing, including additional SAFE issuances and shareholder loans, reducing discretionary expenditures, and pursuing project-level financing and strategic partnerships for its distributed battery storage developments.

Use of Funds for This Offering

Offering proceeds are intended to be used solely for project-specific equipment expenditures.

For this offering, proceeds are expected to be used primarily for deposits and payments related to the project's lithium iron phosphate battery equipment, including battery containers, battery modules, and related battery system components. Proceeds may also be used for directly related costs attributable to those battery equipment purchases, such as freight, insurance, storage, and applicable taxes.

Capitalization and Indebtedness

As of December 31, 2025, Adaptive Infrastructure, Inc. reported total liabilities of $134,199, including $124,000 of crowdfunding notes payable and $8,808 of accrued interest. The Company also reported $45,000 of outstanding SAFE notes, which were classified within stockholders' equity.

During 2025, the Company completed a Regulation Crowdfunding note offering through the Climatize platform and received proceeds of $124,000. Those notes bear interest at a fixed rate of 11.25% per annum, have a 24-month term, and are restricted for eligible pre-development and project-related costs.

Subsequent to year-end, on February 28, 2026, the Company received $456,225 in loan proceeds under a secured Regulation Crowdfunding promissory note conducted through Climatize Earth Securities LLC. The note bears interest at 10% per annum, requires quarterly interest-only payments, and has a 24-month term. The note is secured by project-related collateral, including equipment purchased with offering proceeds, related project contracts, permits, incentive-related rights, a pledge of equity interests in the Company, and the payment reserve account.

The Notes issued in this Offering are intended to be secured obligations of the Issuer, with collateral expected to include the lithium iron phosphate battery equipment purchased with Offering proceeds and related project rights and proceeds as described in the applicable security documents. Investor claims to collateral may be subordinated in the future pursuant to a subordination or intercreditor arrangement in connection with senior project financing.

Regulatory Information

Tax

Investors will receive annual tax reporting information related to their investment, including IRS Form 1099-INT or any other required forms. Climatize will prepare a draft of all required tax forms, including the 1099-INT, and submit them to the Issuer for review and approval prior to issuance to Investors. Once approved, Climatize will deliver the finalized tax forms to Investors in accordance with applicable IRS deadlines.

Investors are responsible for keeping their tax identification and contact information current with Climatize and the Issuer to ensure proper delivery of tax documents.

Disqualification

No "Disqualifying Event" has been recorded concerning the Issuer, any of its predecessors, affiliated entities, directors, officers or beneficial owners under Rule 503 of Regulation Crowdfunding.

Annual Reports

The Issuer will electronically file an annual report with the SEC and post it on its website within 120 days of each fiscal year-end. Reports will be posted at: https://www.adaptiveinfrastructurepartners.com/.

The Issuer will continue to comply with the ongoing reporting requirements under Regulation Crowdfunding until one of the following occurs:

(a) The Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;

(b) The Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;

(c) The Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;

(d) All of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or

(e) The Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role & Compensation

Climatize is a SEC-registered funding portal; it serves as the intermediary for this Offering under Regulation Crowdfunding. Climatize facilitates investor onboarding, payment processing, tax form assistance, and distribution of interest payments on behalf of the Issuer. Climatize is compensated through a one-time origination fee equal to 5.50% of the total Offering Amount, payable at closing; and an annual servicing fee equal to 0.50% of the loan principal, payable at closing.

These fees are paid by the Issuer. Climatize also serves as Administrative Agent for the Investors and coordinates enforcement and payment matters.

Additional Administrative and Setup Fees. The Issuer is responsible for certain administrative and platform-related fees in connection with the Offering, which may include, but are not limited to, account setup, platform onboarding, and regulatory filing support. Certain of these fees are retained by Climatize as compensation for services provided.

Third-Party Costs and Expenses. The Issuer is also responsible for third-party costs associated with the Offering, including, but not limited to, escrow account setup, background checks, and accounting or audit services. Such costs may be paid directly by the Issuer or paid by Climatize on behalf of the Issuer and reimbursed. These costs may be incurred regardless of whether the Offering closes.

Cancellation Fee. In the event the Issuer elects to cancel or withdraw the Offering prior to closing, the Issuer shall be required to pay Climatize: (i) a cancellation fee equal to 5.50% of the total amount of investor commitments received as of the cancellation date, plus 0.50% of such amount representing servicing fees; (ii) all applicable administrative and platform-related fees, including but not limited to account setup, onboarding, and regulatory filing support; and (iii) all third-party costs and expenses incurred in connection with the Offering.

Such amounts shall be payable by the Issuer regardless of whether the Offering closes and do not affect investor funds, which will be returned in accordance with Regulation Crowdfunding requirements.

Compliance Failures

The Issuer represents that it has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. The Intermediary has not independently verified this representation beyond reasonable checks based on publicly available EDGAR filings and information provided by the Issuer.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Payment Waterfall and Reserve Account Limitations

Repayments follow a strict Payment Waterfall. The Payment Reserve Account is limited to one quarter of interest payments and may not ensure timely or full repayment.

Issuer Liquidity Risk

The Issuer may have limited capital financing and may rely on shareholder loans and new financing. Delays in securing follow-on capital could impair repayment of the Notes.

Change of Control Risk

In the event of a Change of Control, all outstanding principal and interest become immediately due. If the Issuer cannot meet this obligation, Investors may experience repayment delays or losses.

Key Personnel Risk

The Issuer's success depends heavily on the continuity and availability of its leadership team. The loss of one or more key executives could delay development milestones or impair performance.

Regulatory Risk

Energy storage policies, interconnection requirements, and utility contracting rules may change. Adverse developments could impact project feasibility.

Crowdfunding Transfer Limitations

This Offering is made pursuant to Regulation Crowdfunding which limits resale of securities for one year and may not be easily tradeable afterward. Investors plan to hold the Note to maturity.

No Equity Participation

Investors are creditors, not equity holders. They are entitled to debt service and do not benefit from long-term upside or ownership.

No Voting or Governance Rights

Investors have no governance authority or voting rights. In bankruptcy or restructuring, their rights may be limited to claims under the Promissory Note.

Collateral Liquidity Risk

The collateral securing the Notes may be illiquid, difficult to value, and costly or time-consuming to foreclose upon, store, transport, or sell. In a default or enforcement scenario, the Issuer may be unable to realize sufficient proceeds from the collateral to repay the Notes in full, and Investors could experience a partial recovery or no recovery at all.

Exhibit A – Promissory Note

(The Promissory Note is incorporated by reference into the Form C and governs investors' rights and obligations under this Offering.)

Exhibit B – Term Sheet

(The Term Sheet is incorporated by reference into the Form C and governs investors' rights and obligations under this Offering.)

Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding Offering of the Securities. Securities will be delivered electronically.

Remuneration for Climatize

An Origination Fee equal to 5.50% of the Offering Amount raised, payable in full on the Issuance Date, plus an annual Servicing Fee of 0.50% for the Term of Loan. Other filing fees or third-party fees may apply.

Investing Process

To invest in the Offering, Investors must have an Account with Climatize and complete the identity verification (Know-Your-Customer, "KYC") and Anti-Money Laundering ("AML") screening. These checks are performed at no cost to the investor. An investor must be 18 years old. Climatize will collect basic personal information to meet compliance requirements. Non-US residents may be restricted from participating in the Offering depending on local securities laws. Additional information is available at: https://www.climatize.earth/educational-materials/. Investor funds will be held in escrow with North Capital Securities, an independent escrow facilitator, until the Offering closes.

Progress during an Offering

Climatize will display an investment progress bar and updates regarding the Offering on the Offering Page. Investors may submit questions to the Issuer via the "Discussion" tab on the Offering Page after signing into their account. Climatize will provide notifications about investment commitments, material changes, and Offering status by email.

Target Offering Amount and Maximum Offering Amount

An Issuer selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Issuer will not receive funds.

Cancellation

Investors may cancel their investment up to 48 hours before the Offering deadline. The intermediary will notify investors when the Target Offering Amount has been met.

If the Target Offering Amount is not met, the Offering will be cancelled, all funds will be returned, and no securities will be issued. If the Issuer meets the Target Offering Amount before the deadline, it may close the Offering early with at least five (5) business days' notice (unless a material change occurs, requiring reconfirmation).

If an investor does not reconfirm after a material change, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Cancellations must be submitted through the Investor's Climatize account. To cancel:

1. Go to your Home Page on the Climatize platform.

2. Find the project in the "My Projects" list.

3. Click on the project, view your investment amount, and select "Cancel Investment".

4. Once canceled, Climatize will initiate a refund to your linked account.

If assistance is needed, please reach out to the Climatize via email: support@climatize.earth.

Early Close

If the Issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Issuer continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the Issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours before the Early Close date, and whether the Issuer will continue to take commitments during the 48 hours.

Material Changes

In the case of a Material Change to the Issuer or the Offering terms during a raise, any Investor with a commitment to the Offering will receive a notification via their email on file of this Material Change and that their investment will be canceled unless the Investor reconfirms their investment within five (5) business days of receipt of the notice. If the Investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the Investor. Reconfirmation must be submitted through the Investor's Climatize dashboard. Failure to reconfirm will result in automatic cancellation and refund. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the Issuer plans to allocate investor commitments on a first-come first-served basis. The Issuer is under no obligation to but may choose to accept any additional subscriptions for the Securities once the Issuer has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Issuer. Without limiting the foregoing, the Issuer shall not recognize and shall issue stop-transfer instructions concerning any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Issuer of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Issuer, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Issuer, addressed to the Issuer, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Issuer to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Issuer.

Appendix 2 – Loan Amortization

The amortization schedule can be found in the Table below.

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions. This table is subject to change depending on the Issuance Date.

Payment	Date	Interest Payment	Principal Payment	Total Payment
1	10/01/2026	$10,013.70	0	$10,013.70
2	01/01/2027	$21,250.00	0	$21,250.00
3	04/01/2027	$21,250.00	0	$21,250.00
4	07/01/2027	$21,250.00	0	$21,250.00
5	10/01/2027	$21,250.00	0	$21,250.00
6	01/01/2028	$21,250.00	0	$21,250.00
7	04/01/2028	$21,250.00	0	$21,250.00
8	07/01/2028	$21,250.00	0	$21,250.00
9	10/01/2028	$21,250.00	$850,000.00	$871,250.00

Appendix 3 – Financial Statements

ADAPTIVE INFRASTRUCTURE, INC.

Financial Statements
Years Ended December 31, 2025 and 2024

Adaptive Infrastructure, Inc.
Index
December 31, 2025 and 2024

INDEPENDENT AUDITOR'S REPORT

To the Management of
Adaptive Infrastructure, Inc.
Germantown, Maryland

Opinion

We have audited the financial statements of Adaptive Infrastructure, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Shazaib Abbasi

Shazaib Abbasi, CPA
AAK CPA LLC
Illinois#065.059367
May 15, 2026

Adaptive Infrastructure, Inc.
Statement of Financial Position
As at December 31, 2025 and 2024

	2025	2024
Assets		
Current assets		
Cash and cash equivalents	-	$ 357
Accounts Receivable	92,903	-
Due from shareholder	15,985	
Total Current Assets	108,888	357
Total Assets	**108,888**	**357**
Liabilities and Equity		
Current Liabilities		
Short term loans from shareholders	-	33,800
Bank Overdraft	1,390	-
Credit Cards	1	20
Total Current Liabilities	**1,391**	**33,820**
Non-Current Liabilities		
Debt	124,000	-
Accrued Interest	8,808	2,783
Total Non-Current Liabilities	**132,808**	**2,783**
Total Liabilities	**134,199**	**36,603**
Equity		
Common Stocks	40	40
Additional Paid in Capital	59,743	56,297
Safe Notes	45,000	-
Accumulated Deficit	(130,094)	(92,583)
Total Equity	**(25,311)**	**(36,246)**
TOTAL EQUITY AND LIABILITIES	**$ 108,888**	**$ 357**

The accompanying notes are an integral part of the financial statements.

Adaptive Infrastructure, Inc.
Statement of Comprehensive Income
Year Ended December 31, 2025 and 2024

	2025	2024
Revenue		
Contract Revenue - Lakeway	$ 11,314	-
Contract Revenue - New Krumkill	81,590	-
Total Revenue	92,904	-
Cost of Revenue		
Cost of services - Lakeway	(9,900)	-
Cost of services - New Krumkill	(45,330)	-
Total Cost of Revenue	**(55,230)**	**-**
Gross Profit	**37,674**	**-**
Operating Expenses		
Selling, general and administrative	(27,851)	(39,148)
Professional fees	(19,606)	(6,940)
Travel and entertainment	(12,788)	(29,804)
Total Operating Expenses	**(60,245)**	**(75,892)**
Operating Loss	**(22,571)**	**(75,892)**
Other Expenses		
Interest expense and other financing cost	(6,025)	(2,608)
Loan fees	(8,915)	-
Total Other Expenses, net	**(14,940)**	**(2,608)**
Loss Before Income taxes	**(37,511)**	**(78,500)**
Income tax expense	**-**	**-**
Net Loss	**$ (37,511)**	**$ (78,500)**

The accompanying notes are an integral part of the financial statements.

4

Adaptive Infrastructure, Inc.
Statement of Changes in Equity
Years Ended December 31, 2025 and 2024

	Common Stocks		Additional Piad in Capital		Accumulated Deficit		Safe Notes	Total	
Balances at 1/1/2024	4,000,000	$ 40	$	14,587	$	(14,083)	-	$	544
Contribution during the year	-	-		41,710		-	-		41,710
Net loss for the year ended 31/12/2024	-	-		-		(78,500)	-		(78,500)
Balances at 31/12/2024	4,000,000	40		56,297		(92,583)	-		(36,246)
Contribution during the year	-	-		3,446		-	-		3,446
Issuance of Safe Notes	-	-		-		-	45,000		45,000
Net loss for the year ended 31/12/2025	-	-		-		(37,511)	-		(37,511)
Balances at 31/12/2025	4,000,000	$ 40	$	59,743	$	(130,094)	$ 45,000	$	(25,311)

The accompanying notes are an integral part of the financial statements.

Adaptive Infrastructure, Inc.
Statements of Cash Flows
Years Ended December 31, 2025 and 2024

		2025		2024
Net Loss	$	**(37,511)**	$	**(78,500)**
Adjustments				
Interest expense		6,025		2,608
Cash Flows Provided/Used by Operating Activities:		**(31,486)**		**(75,892)**
(Increase)/decrease in account receivables		(92,903)		-
(Increase)/decrease in due from shareholder		(15,985)		-
Increase/(decrease) in current liabilities		(19)		20
Increase/(decrease) Shareholder Promissory Note		(33,800)		29,300
Net Cash Used By Operating Activities		**(174,193)**		**(46,571)**
Cash Flows Provided/Used by Investing Activities:		-		-
Net Cash Provided By Investing Activities		**-**		**-**
Cash Flows Provided/Used by Financing Activities				
Debt		124,000		-
Additional Paid in Capital		3,446		46,210
Safe Notes		45,000		-
Net Cash Provided By Financing Activities		**172,446**		**46,210**
Changes in Net Cash Flows		**(1,747)**		**(361)**
Cash and cash Equivalent, Beginning Of year		357		718
Cash and Cashs Equivalent, End of Year	$	**(1,390)**	$	**357**

The accompanying notes are an integral part of the financial statements.

6

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Adaptive Infrastructure, Inc. (the "Company," "we," "us," or "our") was incorporated in April 2023 in accordance with Section 101 of the General Corporation Law of the State of Delaware. The Company's principal office is located at 874 Walker Road, Suite C, Dover, Delaware 19904, County of Kent.

The Company sources, develops, and operates distributed battery energy storage projects that interconnect to the medium-voltage distribution grid. Projects are developed in locations selected to meet the specific needs of smaller wholesale market participants, including rural and municipal cooperatives, retail electricity providers, and communities seeking to source their own power.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, liabilities, and equity of the Company. In the opinion of management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the Company's financial position and results of operations, and cash flows for the periods presented.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to, total estimated contract costs and progress toward completion used in measuring revenue under the input method, the recoverability of deferred tax assets, and assumptions used in the going concern assessment. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash consists of amounts on deposit at financial institutions. As of December 31, 2025, the Company had negative bank overdraft of $1,390 (December 31, 2024: cash and cash equivalents of $357).

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash held at financial institutions. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits (currently $250,000 per depositor, per insured bank, for each account ownership category under Federal Deposit Insurance Corporation rules). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. As of December 31, 2025 and 2024, no balances were in excess of federally insured limits.

As of December 31, 2025, accounts receivable of $92,903 (2024: $nil) related to two long-term development contracts (the New Krumkill and Lakeway projects). The Company is therefore exposed to a concentration of customer credit risk; management evaluates the creditworthiness of each customer on an ongoing basis and, based on its assessment, has determined that no allowance for credit losses is required as of December 31, 2025.

Accounts Receivable

Accounts receivable consist of amounts due from customers under long-term development contracts and are recorded at the invoiced amount, net of any allowance for expected credit losses. The Company evaluates the collectability of its receivables in accordance with ASC 326, Financial Instruments – Credit Losses, considering historical loss experience, current economic conditions, and forward-looking information. As of December 31, 2025 and 2024, no allowance for credit losses has been recorded.

Property and Equipment

Property and equipment, when acquired, are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Repairs and maintenance that do not extend the useful life of an asset are expensed as incurred. Leasehold improvements, if any, are amortized over the shorter of the lease term or the estimated useful life of the asset. The Company had no property and equipment as of December 31, 2025 and 2024.

Impairment of Long-Lived Assets

In accordance with ASC 360, Property, Plant, and Equipment, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment charges were recognized during the year ended December 31, 2025 and 2024.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents and accounts payable / credit card balances. The carrying amounts of these instruments approximate fair value due to their short-term nature. ASC 820, Fair Value Measurement, establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value: Level 1 (quoted prices in active markets for identical assets or liabilities), Level 2 (observable inputs other than Level 1 prices), and Level 3 (unobservable inputs). The Company did not hold any assets or liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company applies the following five-step model:

- Identify the contract(s) with a customer;

- Identify the performance obligations in the contract;

- Determine the transaction price;

- Allocate the transaction price to the performance obligations in the contract; and

- Recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is generated primarily from long-term contracts to source, develop, and deliver distributed battery energy storage projects. Management has concluded that, for these contracts, control of the developed asset transfers to the customer over time because the Company's performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or because the asset has no alternative use to the Company and the Company has an enforceable right to payment for performance completed to date (ASC 606-10-25-27).

Accordingly, revenue from these contracts is recognized over time using an input method based on costs incurred to date relative to total estimated costs at completion (the "cost-to-cost" method). Management believes this method faithfully depicts the transfer of control to the customer because the costs incurred reflect the Company's progress in developing the project. Total estimated contract costs and total contract revenues are reviewed and updated at each reporting date; any resulting changes are recognized in the period in which the revisions become known. Provisions for estimated losses on uncompleted contracts, if any, are recognized in full in the period in which such losses are determined.

Contract assets represent revenue recognized in excess of amounts billed and are presented on the balance sheet as "Costs and estimated earnings in excess of billings." Contract liabilities represent amounts billed and/or collected in excess of revenue recognized and are presented on the balance sheet as "Billings in excess of costs and estimated earnings." The Company did not have any revenue, contract assets, or contract liabilities as of and for the year ended December 31, 2025. Refer to Note 4 for further information regarding revenue recognition for ongoing development contracts.

Cost of Revenue

Cost of revenue consists primarily of contract labor and other direct costs incurred in the sourcing, development, and delivery of distributed battery energy storage projects. Costs are recognized in the period in which they are incurred. For contracts accounted for under the input method, costs incurred to date are used in the measurement of progress toward completion.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred and are included in operating expenses. Advertising and marketing expense for the year ended December 31, 2025 was nil.

Income Taxes

The Company is organized as a C-Corporation for U.S. federal income tax purposes. The Company accounts for income taxes in accordance with ASC 740, Income Taxes, using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

A valuation allowance is established when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has incurred net operating losses since inception and has recorded a full valuation allowance against its net deferred tax assets. As a result, no deferred tax benefit has been recognized in the accompanying financial statements.

The Company accounts for uncertain tax positions in accordance with ASC 740-10. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Interest and penalties, if any, related to uncertain tax positions are recognized as a component of income tax expense. Management has determined that the Company has no uncertain tax positions as of December 31, 2025.

The Company's federal and state income tax returns are subject to examination by the relevant taxing authorities, generally for three years from the date of filing.

Leases

The Company accounts for leases in accordance with ASC 842, Leases. At inception of a contract, the Company determines whether the contract is or contains a lease. For leases with a term greater than 12 months, the Company recognizes a right-of-use ("ROU") asset and a corresponding lease liability on the balance sheet, measured at the present value of the future lease payments. The Company has elected the short-term lease practical expedient and does not record an ROU asset or lease liability for leases with an initial term of 12 months or less; rather, lease payments under such arrangements are recognized as expense on a straight-line basis over the lease term.

Rent expense recognized for the year ended December 31, 2025 was $593, related to short-term arrangements that qualify for the short-term lease practical expedient. The Company had no leases with a term greater than 12 months as of December 31, 2025, and therefore no ROU assets or lease liabilities have been recognized.

SAFE (Simple Agreement for Future Equity) Notes

The Company has issued Carta-form Post-Money SAFEs (Simple Agreements for Future Equity) to investors in exchange for cash. The SAFEs do not have a stated maturity, do not bear interest, are not mandatorily redeemable, and entitle the holder to receive a variable number of shares of the Company's Capital Stock upon a Qualified Financing or to participate in proceeds (at the greater of the original purchase amount or an as-converted amount) upon a Liquidity Event or Dissolution Event.

Management has analyzed the SAFEs under ASC 480, Distinguishing Liabilities from Equity, and has concluded that the instruments are not within the scope of ASC 480 because (i) they are not mandatorily redeemable on a fixed or determinable date or upon an event certain to occur, and (ii) the monetary value of the instruments is not based predominantly on a fixed monetary amount, an amount that varies inversely to the Company's share price, or an amount based on something other than the fair value of the Company's shares. Accordingly, the SAFEs are classified as a separate component within stockholders' equity at the cash proceeds received and are not subsequently remeasured. Refer to Note 7 for additional information.

Management also evaluated the SAFEs under ASC 815, Derivatives and Hedging. The SAFEs are not derivatives in their entirety because they do not meet the net settlement criterion under ASC 815-10-15-83 — the underlying shares are not readily convertible to cash given the absence of an active market for the Company's stock. Management further evaluated the conversion and liquidity-event features as potential embedded derivatives under ASC 815-15. Because the host contract is equity in nature and the embedded features are considered clearly and closely related to the equity host, bifurcation is not required. Accordingly, the SAFEs continue to be classified within stockholders' equity at the cash proceeds received

Stock-Based Compensation

The Company will account for stock-based compensation, when granted, in accordance with ASC 718, Compensation – Stock Compensation, under which compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. The Company did not grant any stock-based awards and did not recognize any stock-based compensation expense for the year ended December 31, 2025 and 2024.

Recently Issued Accounting Pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting pronouncements and does not expect any of these standards to have a material impact on its financial statements when they become effective.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, the Company has incurred recurring net losses and negative cash flows from operations and is dependent on external financing to fund its operating and development activities.

As of December 31, 2025, the Company had a bank overdraft of $1,390 (2024: cash and cash equivalents of $357), an accumulated deficit of $130,094 (2024: $92,583), a total equity deficit of $20,492 (2024: $36,246), and net cash used in operating activities for the year of $174,193 (2024: $46,571). For the year ended December 31, 2025, the Company incurred a net loss of $37,511(2024: net loss of $78,500).

These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued. Management's plans to mitigate these conditions include continuing to seek additional equity or debt financing (including additional SAFE issuances and shareholder loans), reducing discretionary expenditures, and pursuing project-level financings and strategic partnerships for the Company's distributed battery storage developments. There can be no assurance that such financing or strategic alternatives will be available on terms acceptable to the Company, or at all. If the Company is unable to obtain sufficient funding, it may be required to delay, scale back, or discontinue certain operating or development activities.

The accompanying financial statements do not include any adjustments to the recoverability and classification of assets, or to the amounts and classification of liabilities, that might result from the outcome of this uncertainty.

NOTE 4 – REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company has entered into long-term development contracts for distributed battery energy storage projects, including the New Krumkill development (a five-year arrangement) and the Lakeway development. Performance obligations under these contracts are satisfied over time, and revenue is recognized using an input method based on the ratio of costs incurred to date to total estimated costs at completion.

For the year ended December 31, 2025, the Company recognized revenue and cost of revenue from these contracts as mentioned in Statement of Comprehensive Income

Accounts receivable of $92,903 as of December 31, 2025 (2024: $nil) represent amounts billed to customers and remaining outstanding at year-end. The Company did not have any unbilled contract assets or contract liabilities (deferred revenue) as of December 31, 2025 and 2024.

Total estimated contract costs and total contract revenues are reviewed at each reporting date and revised as additional information becomes available. Changes in estimates are accounted for prospectively in the period of change. Provisions for estimated losses on uncompleted contracts, if any, are recognized in full in the period in which the loss is identified. As of December 31, 2025 and 2024, no provisions for losses on uncompleted contracts had been recorded.

NOTE 5 – DEBT AND ACCRUED INTEREST

Debt and accrued interest as of December 31, 2025 and 2024 consist of the following:

Balance sheet amounts as of December 31:	2025	2024
Related-party revolving credit facility – principal	$0	$33,800
Crowdfunding notes payable	$124,000	-
Accrued interest payable – related party	$4,993	$2,783
Accrued interest payable – Crowdfunding notes	$3,815	-
Total debt and accrued interest payable	**$132,808**	**$36,583**

On April 23, 2023, the Company entered into a Revolving Credit Agreement and non-negotiable Promissory Note with the Company's sole shareholder and President. The facility provided for revolving borrowings up to $150,000. Advances under the facility bore interest at a fixed rate of 15.00% per annum, calculated monthly at 1.25% on the beginning-of-month outstanding principal balance and payable in arrears. The facility was unsecured and subordinated to any future senior indebtedness of the Company.

Borrowings under the facility could be repaid and redrawn at any time. The facility originally matured on April 23, 2025. The outstanding principal and accrued interest payable under the facility were paid in full during 2025. Accordingly, no principal or accrued interest payable remained outstanding under the facility as of December 31, 2025.

During 2025, the Company completed a Regulation Crowdfunding note offering through the Climatize platform and received proceeds of $124,000. The notes bear interest at a fixed rate of 11.25% per annum. Interest is payable quarterly, and all outstanding principal, together with accrued and unpaid interest, is due at maturity. The notes have a term of 24 months from the issuance date and may be prepaid in whole or in part without penalty. The proceeds are restricted for eligible pre-development and project-related costs, including site control, permitting, engineering, interconnection, environmental, and other project development costs.

As of December 31, 2025, the outstanding principal balance of the crowdfunding notes was $124,000 and accrued interest payable was $3,815. Interest expense recognized under the crowdfunding notes was $3,815 for the year ended December 31, 2025.

NOTE 6 – RELATED PARTY TRANSACTIONS

Related party balances and transactions as of and for the years ended December 31, 2025 and 2024 are summarized below.

Loans from Shareholders

As of December 31, 2025, the Company had outstanding short-term loans from shareholders of Nil (2024: $33,800). These loans are unsecured and are due on demand.

Shareholder Promissory Note

As of December 31, 2025, a balance of $15,985 representing a due from shareholder, (2024: Nil).

Capital Contributions

During the year ended December 31, 2025, the Company received capital contributions from its shareholders of $3,446 (2024: $41,710), which were recorded as additional paid-in capital. Refer to Note 7 for a roll-forward of stockholders' equity.

NOTE 7 – STOCKHOLDERS' EQUITY

The Company is authorized to issue shares of common stock with a par value of $0.00001 per share. As of December 31, 2025 and 2024, there were 4,000,000 shares of common stock issued and outstanding, with a par value of $40.

Additional Paid-in Capital

Additional paid-in capital represents amounts received from shareholders in excess of the par value of common stock issued, including capital contributions made without the issuance of additional shares. As of December 31, 2025, additional paid-in capital was $59,743 (2024: $56,297). During the year ended December 31, 2025, additional capital contributions of $3,446 were received from shareholders

SAFE Notes

During 2025, the Company issued several Carta Post-Money Simple Agreements for Future Equity (SAFEs) to various investors for total proceeds of $45,000. These instruments grant the holders the right to certain shares of the Company's capital stock upon the occurrence of a future equity financing or liquidity event.

The Company has evaluated the SAFEs under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. The Company has classified these instruments as

Equity because they do not contain a fixed maturity date, do not accrue interest, and represent an obligation to issue a variable number of shares that are not indexed to a fixed monetary amount. Accordingly, the proceeds are recorded within stockholders' equity on the Balance Sheet.

Summary of Outstanding SAFEs

As of December 31, 2025 the outstanding SAFEs consisted of the following:

SAFE Reference	Purchase Date	Purchase Amount	Valuation Cap	Discount Rate
SAFE #1	2025-02-05	$10,000.00	$8,000,000	80.00%
SAFE #2	2025-02-11	$10,000.00	$8,000,000	80.00%
SAFE #3	2025-03-31	$5,000.00	$8,000,000	80.00%
SAFE #4	2025-04-07	$5,000.00	$8,000,000	80.00%
SAFE #5	2025-05-06	$5,000.00	$8,000,000	80.00%
SAFE #6	2025-05-16	$5,000.00	$8,000,000	80.00%
SAFE #7	2025-08-15	$5,000.00	$8,000,000	80.00%

Conversion and Settlement Terms The SAFEs automatically convert into shares of SAFE Preferred Stock upon the closing of a Qualified Financing, defined as a bona fide sale of Preferred Stock for aggregate proceeds of at least $1,000,000. The number of shares to be issued is determined by the Conversion Price, which is the lower of:

- A price per share derived from a post-money valuation cap of $8,000,000.00.

- 80.00% of the per-share price paid by new investors in the Qualified Financing.

Liquidity and Dissolution Rights If a Change of Control, Direct Listing, or Initial Public Offering (a "Liquidity Event") occurs before conversion, holders are entitled to receive a portion of the proceeds equal to the greater of their original purchase amount or an "as-converted" amount. In a Dissolution Event, holders are entitled to receive their purchase amount, subject to the company's liquidation priority. The SAFEs are junior to all creditor claims, on par with other SAFEs and Preferred Stock, and senior to Common Stock.

Additional Investor Rights Pursuant to separate side letters, certain investors were granted Pro Rata Rights and Most Favored Nation (MFN) Rights. Pro Rata Rights allow investors to purchase their proportional share of Preferred Stock sold in a Qualified Financing. MFN Rights require the Company to notify holders if subsequent convertible securities are issued with more favorable terms, allowing the holders to adopt those terms.

Accumulated Deficit

The accumulated deficit represents the cumulative net losses of the Company since inception. As of December 31, 2025, the accumulated deficit was $130,094 (2024: $92,583).

NOTE 8 – INCOME TAXES

As of December 31, 2025, the Company had federal and state net operating loss ("NOL") carryforwards arising from losses incurred since inception. Federal NOLs generated in tax years beginning after December 31, 2017 carry forward indefinitely but are limited to 80% of taxable income in any single year. State NOL carryforward periods vary by jurisdiction.

Deferred tax assets associated with these NOL carryforwards have been fully offset by a valuation allowance because management has determined, based on available evidence, that it is more likely than not that the deferred tax assets will not be realized. Accordingly, no net deferred tax asset has been recognized in the accompanying balance sheet, and no income tax benefit has been recognized in the accompanying statement of income.

The Company's ability to utilize its NOL carryforwards may be limited under Internal Revenue Code Section 382 in the event of a change in ownership, as defined therein. The Company has not completed a Section 382 study as of December 31, 2025.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Litigation: From time to time, the Company may be subject to legal proceedings and claims arising in the ordinary course of business. Management is not currently aware of any matters that would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Operating Commitments: The Company has entered into short-term arrangements for office space and certain services, which are accounted for under the short-term lease practical expedient described in Note 2. There were no other material commitments or contingent liabilities as of December 31, 2025 and 2024.

Project Commitments: Under its long-term development contracts (Note 4), the Company is committed to deliver completed distributed battery energy storage projects in accordance with contractual specifications. Future costs to complete these projects are estimated to approximate $5,454,670 for New Krumkill and $13,990,100 for Lakeway, based on management's current estimates of total project costs less amounts incurred to date. These estimates are subject to change as projects progress.

NOTE 10 – SUBSEQUENT EVENTS

On February 28, 2026, the Company received loan proceeds of $456,225 under a Promissory Note issued pursuant to a Regulation Crowdfunding offering conducted through Climatize Earth Securities LLC (the "Climatize Note"). The note bears interest at 10% per annum (fixed), requires quarterly interest-only payments due on January 1, April 1, July 1, and October 1, and has a term of 24 months from the issuance date, with all unpaid principal and accrued interest due as a balloon payment at maturity. The Company may prepay the note at any time without penalty.

The Climatize Note is a secured obligation, collateralized by (i) equipment purchased with the offering proceeds (including battery containers, power conversion system equipment, transformer, and balance-of-system components), (ii) related project contracts, permits, and incentive-related rights, (iii) a pledge of the equity interests in the Company, and (iv) the Payment Reserve Account established at closing. The Company's obligations under the note are guaranteed by Adaptive Infrastructure Inc. Use of proceeds is restricted to project-specific equipment expenditures for the New Krumkill Battery Energy Storage System intended to satisfy the federal investment tax credit "beginning of construction" 5% safe-harbor requirements, and may also be used to reimburse sponsor-advanced amounts applied to qualifying equipment costs.

Because the loan funding and the related obligation arose after the December 31, 2025 balance sheet date, this event represents a non-recognized subsequent event under ASC 855-10-25. Accordingly, no adjustment has been made to the accompanying financial statements, and this event is disclosed for informational purposes only.

No other material subsequent events were identified through the date the financial statements were available to be issued that require recognition or disclosure.

Appendix 4 – Material Information

  

◎ Goal

This offering provides equipment financing to help Adaptive purchase and release the battery containers for its flagship battery storage project in New York. The project is a 4.5 MW / 15.0 MWh lithium iron phosphate battery system selected by National Grid through a Non-Wires Alternative award. Once operational, it is designed to discharge stored energy during peak demand periods, helping strengthen a constrained local distribution feeder and defer traditional grid upgrades. This is Adaptive's third Climatize offering, following two successfully closed raises for the project. Proceeds are focused primarily on the Factory Acceptance Testing payment to HiTHIUM, which is needed to release the battery containers for shipment and move the project closer to construction readiness.



🖈 New York, NY

🌐

Adaptive Infrastructure Partners

Adaptive Infrastructure Inc. is a clean energy development company focused on building resilient infrastructure that supports the transition to a low-carbon grid. Adaptive develops, finances, and operates distributed energy storage projects that provide reliable power where it is most needed. By advancing energy storage systems, Adaptive supports utilities and communities in addressing grid congestion, ensuring energy reliability, and enabling greater integration of renewable energy.

Team Members



Morris Cox
Founder

Project Id: 00046

Loan Type: INTEREST_ONLY	Payment Cadence: ANNUALLY
Interest: 10%	Term: 24 months
Goal: $ 850000	Investors: 0
Minimum Goal: $ 700000	Funded: $ 0

Project Timeline

Cancellation	8/17/2026, 11:59:00 PM
Funding	8/19/2026, 11:59:00 PM
Term Conversion (distributions start)	10/1/2026, 11:59:00 PM
Maturity (distributions end)	10/1/2028, 11:59:00 PM

(all times are local)

Financial Details

The investment consists of a 24-month interest-only loan that pays investors quarterly interest payments at an annual rate of 10%, scheduled for January 1, April 1, July 1, and October 1 following the funding date.

Financial Documents

No financial documents.

Payment Schedule

Payment #	Payment Date	Amount	Principal	Interest	Remaining Balance
1	10/1/2026	$8,246.58	$0.00	$8,246.58	$700000.
2	1/1/2027	$17,500.00	$0.00	$17,500.00	$700000.
3	4/1/2027	$17,500.00	$0.00	$17,500.00	$700000.
4	7/1/2027	$17,500.00	$0.00	$17,500.00	$700000.
5	10/1/2027	$17,500.00	$0.00	$17,500.00	$700000.
6	1/1/2028	$17,500.00	$0.00	$17,500.00	$700000.
7	4/1/2028	$17,500.00	$0.00	$17,500.00	$700000.
8	7/1/2028	$17,500.00	$0.00	$17,500.00	$700000.
9	10/1/2028	$717500.00	$700000.00	$17,500.00	$0.00

✉ **Impact Statement (shown in welcome email)**
Helping bring utility-selected battery storage online to strengthen New York's grid and support cleaner, more reliable power.

Appendix 5 – Defined Terms

Unless otherwise indicated, capitalized terms used in the Form C have the meaning set forth below. Additional terms may be defined in the Term Sheet, Promissory Note, or incorporated offering documents. Terms not defined in Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.) or applicable securities laws are incorporated by reference.

"<u>Accredited Investor</u>" means a person or entity that meets the criteria set forth in Rule 501(a) of Regulation D, including but not limited to individuals with a net worth over $1 million (excluding primary residence) or annual income exceeding $200,000 (or $300,000 jointly with a spouse).

"<u>Administrative Agent</u>" means Climatize Earth Securities LLC in its capacity as the representative of Noteholders under the Offering Materials, with authority to act on behalf of Investors for administrative and enforcement matters.

"<u>Balloon Payment</u>" means a lump-sum principal repayment due at the end of the Note term. For this Offering, the balloon payment is due at maturity and includes all unpaid principal.

"<u>Change of Control</u>" means any of the following: (1) sale or disposition of all or substantially all assets or equity of the Issuer, (2) change in over 50% of the Issuer's voting power, or (3) a merger or reorganization of the Issuer where control shifts.

"<u>Clawback</u>" means the mandatory return of Investor funds in the event of an improper release of funds in violation of Regulation Crowdfunding. The Clawback obligation survives repayment and is not subject to offset or delay.

"<u>Collateral</u>" may include assets funded by the Offering, including leasehold rights, permits, interconnection deposits, equipment, and the Payment Reserve Account.

"<u>Default</u>" means a failure to perform under the terms of the Note, or other Offering Materials. Includes non-payment, breach of covenants, insolvency, or misapplication of funds.

"<u>Disqualifying Event</u>" means an event disqualifying the Issuer or its principals from relying on Regulation Crowdfunding, as defined in Rule 503 of Regulation Crowdfunding.

"<u>Early Close</u>" means a permitted early closing of the Offering if: (1) Target Offering Amount is met in settled funds, (2) the Offering has been open at least 21 days, and (3) 10 calendar days remain before the Close Date. Investors receive 5 business days' notice before the Early Close.

"<u>Escrow Facilitator</u>" means the third-party provider responsible for holding investor funds until the Offering's close.

"<u>Interest Rate</u>" means the fixed annual interest rate applied to the principal balance of the Note.

"<u>Investor or Noteholder</u>" means any person or entity who commits capital to this Offering and receives a Note under the Promissory Note and Offering Materials.

"<u>Issuance Date</u>" means the date on which the Offering closes and the Note is issued.

"<u>Issuer</u>" the entity conducting this Regulation Crowdfunding Offering.

"Maturity Date" means the date that occurs 24 months after the Issuance Date. At maturity, all unpaid principal and accrued interest are due in full.

"Member of the Family of the Purchaser or the Equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, and all in-laws of the purchaser; includes adoptive relationships.

"Material Change" means any change to the Issuer, Offering terms, or project information that could reasonably affect an Investor's decision. Triggers reconfirmation requirements under Regulation Crowdfunding.

"Note" means the debt instrument issued to Investors under this Offering. Described in the Promissory Note, Exhibit A.

"Notice to Proceed (NTP)" means the milestone in a solar project at which all required permits, interconnection approvals, and contracts are in place, and construction is authorized to begin.

"Offering" means the Regulation Crowdfunding investment opportunity described in this Form C, pursuant to which Notes are issued to Investors.

"Offering Amount" means the Target Offering Amount, and the Maximum Offering Amount.

"Offering Close Date" means the date the Offering ends, whether by Early Close or the expiration of the stated Offering period.

"Payment Reserve Account" means a reserve funded initially by the Offering proceeds to ensure quarterly interest payments.

"Payment Waterfall" means the sequence in which loan proceeds or repayments are allocated: (1) Servicing Fee, (2) Accrued Interest, (3) Principal, (4) Excess Cash. Defined in the Term Sheet.

"Promissory Note" means the contractual loan agreement between the Issuer and Investors, outlining interest, maturity, payment terms, and rights. Attached as Exhibit B.

"Regulation Crowdfunding" means a federal securities exemption under Section 4(a)(6) of the Securities Act of 1933 and 17 C.F.R. § 227.100 et seq., allowing small issuers to raise capital from the public through registered intermediaries.

"SEC" means the United States Securities and Exchange Commission.

"Security or Securities" means the Notes offered in this Form C under Regulation Crowdfunding.

"Senior Lender" means a financial institution or entity holding senior secured obligations of the Issuer. Senior Lender rights take priority over Investor rights.

"Spousal Equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

"Target Offering Amount" means the minimum amount of investor commitments required to complete the Offering.

"Term Sheet" means a summary of the Offering's key financial and legal terms, attached as Exhibit B.

"Use of Proceeds" means the permitted expenditures using Offering proceeds, including project pre-development, legal/accounting expenses, and the Payment Reserve. Defined in the Term Sheet.